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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                         Commission File Number 0-17594

                      (UPDATED) NOTIFICATION OF LATE FILING

    (Check One): [X] Form 10-K  [ ] Form 11-K   [ ] Form 20-F   [ ]Form 10-Q
[ ] Form N-SAR
        For Period Ended:  December 31, 2000
                           -----------------
[ ] Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F         [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
        For the Transition Period Ended:  ____________________________________
        Read attached instruction sheet before preparing form.
Please print or type.
        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART 1
                             REGISTRANT INFORMATION

USA Biomass Corporation
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Full name of registrant


AMCOR Capital Corporation; North America Search Corporation
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Former name if applicable


7314 Scout Avenue
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Address of principal executive office (Street and Number)


Bell Gardens, California 90201
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City, state and zip code


                                    PART II
                            RULES 12b-25(b) AND (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b)   The subject annual report, semi-annual report, transition report on
[ ] Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

USA Biomass Corporation filed a Form 12b-25 on March 30, 2001 with the Securities and Exchange Commission (the "Commission"). In this Form 12b-25 USA Biomass Corporation stated, in pertinent part, that it filed a voluntary petition for relief under the provisions of Title 11 of the United States Code on December 8, 2000; that its independent accountants resigned on December 8, 2000; and that, prior to filing the Form 12-b25, USA Biomass Corporation submitted a request to the Commission asking the staff to agree not to recommend enforcement action by the Commission if USA Biomass Corporation followed modified reporting procedures during the pendency of its Chapter 11 case. Specifically, during the pendency of its Chapter 11 case, USA Biomass Corporation proposed to file with the Commission, under cover of Current Reports on Form 8-K, copies of the periodic financial reports that are required to be filed with the United States Trustee pursuant to the United States Trustee's "Operating Guidelines and Financial Reporting Requirements," in lieu of continuing to file quarterly and annual reports under the Securities Exchange Act of 1934, as amended.

On April 6, 2001, bankruptcy counsel for USA Biomass Corporation was informed telephonically by the staff at the Commission that the staff would be denying USA Biomass Corporation's request to follow modified reporting procedures during the pendency of its Chapter 11 case. Because USA Biomass Corporation does not have approval to retain new accountants from the United States Bankruptcy Court for the Central District of California, Los Angeles Division, pursuant to Bankruptcy Code Sections 327 and 328, USA Biomass Corporation will not be able to file its Form 10-KSB on or before the 15th calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Eugene W. Tidgewell             562                928-9900
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                        (Name)       (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s).                       [ ] Yes    [ ]  No

      See USA Biomass Coproration's Form 12b-25 filed on March 30, 2001.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                         [ ] Yes    [ ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See USA Biomass Corporation's Form 12b-25 filed on March 30, 2001.
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                             USA BIOMASS CORPORATION
                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     April 9, 2001         By  /s/  EUGENE W. TIDGEWELL
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                                   Eugene W. Tidgewell, Chief Financial Officer


               Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)


                              GENERAL INSTRUCTIONS

        1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

        2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

        3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

        4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

        5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) or Regulation S-T.